Exhibit 21.1

Digerati Technologies, Inc.

Subsidiary List

1.	T3 Communications, Inc., a Nevada Corporation

2.	Shift8 Networks, Inc. d/b/a T3 Communications, Inc., a Texas Corporation

3.	T3 Communications, Inc., a Florida Corporation

4.	Nexogy, Inc., a Florida Corporation

5.	Next Level Internet, Inc., a California Corporation